July 29, 2011

Via EDGAR

Kieran Brown, Esq.
Christina DiAngelo
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:         Request for Acceleration
Delaware Enhanced Global Dividend and Income Fund Form N-14
File No. 333-175135

Dear Mr. Brown and Ms. DiAngelo:

This letter relates to the registration statement on Form N-14 (the “Registration Statement”) filed by Delaware Enhanced Global Dividend and Income Fund (the “Registrant”), registering shares of the Registrant in relation to the acquisition by the Registrant of substantially all the assets of Delaware Investments Global Dividend and Income Fund, Inc. (the “Target Fund”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission on June 24, 2011.

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended, the Registrant respectfully requests that the effectiveness of the Registration Statement be accelerated to July 29, 2011, or as soon as practicable thereafter.  No underwriter will participate in the issuance of the shares registered by the Registration Statement.  It is our understanding that you have previously discussed the possible acceleration of the Registration Statement with Samuel K. Goldstein of the law firm of Stradley Ronon Stevens & Young, LLP.

Thank you for your prompt attention to this request for acceleration of the effective date of the Registration Statement.  If you have any questions or need further information, please contact Samuel K. Goldstein by telephone at (215) 564-8128, or, in his absence, Michael D. Mabry at (215) 564-8011.

Respectfully submitted,

/s/ Deidre Downes
Name: Deidre Downes
Title: Assistant Vice President

cc:           Michael D. Mabry, Esquire
Samuel K. Goldstein, Esquire